UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM 6-K
_____________________
 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934
 September 8, 2025
_____________________
 Pan American Silver Corp.
(Exact name of registrant as specified in its charter)
 2100-733 Seymour Street
VANCOUVER BC CANADA V6B 0S6
(Address of principal executive offices)
  001-41683
(Commission File Number)
_____________________
 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X
 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT LIST

Exhibit	Description
99.1	Form 51-102F3 Material Change Report

Exhibit 99.1 of this report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (Nos. 333-180494, 333-180495, 333-206162, and 333-229795) that have been filed with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: September 8, 2025	By:	/s/ "Delaney Fisher"
Delaney Fisher
SVP, Associate General Counsel and Corporate Secretary